BARADERO                                                        TSX Venture: BRH
RESOURCES LIMITED                                                   OTCBB: BRHAF
#1305 -1090 West Georgia Street,
Vancouver, British Columbia,
Canada, V6E 3V7
Phone: (604) 685-9316, Fax: (604) 683-1585



April 25, 2005


David R. Humphrey
Accounting Branch Chief
US Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549


         RE:      BARADERO RESOURCES LIMITED (THE "COMPANY")
                  ANNUAL REPORT ON FORM 20-F (FISCAL YEAR ENDED MAY 31, 2004) FILE NO. 0-30920


Dear Mr. Humphrey:

We have received and respond to the comments of the staff in its letter dated April 18, 2005, as follows:

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
RESULTS OF OPERATIONS: YEAR ENDED MAY 31, 2004 COMPARED TO....MAY 31, 2003, PAGE
21

1. WE NOTE YOUR DISCLOSURE THAT YOU NO LONGER HAVE ANY SIGNIFICANT OPERATIONS DUE TO THE SALE IN MARCH 2004 OF YOUR WORKING INTEREST IN THE WEST RANCH FIELD, AND ALSO DISCLOSURE ELSEWHERE THAT YOU EFFECTIVELY HAVE NO CURRENT OPERATIONS AT FISCAL YEAR ENDED MAY 31, 2004, DUE TO THE DISPOSAL OF ALL OF YOUR INTEREST IN OIL AND GAS PROPERTIES AND LEASES. SUPPLEMENTALLY EXPLAIN HOW THE DISPOSITION OF YOUR INTEREST IN OIL AND GAS LEASES, THE ABANDONMENT OF YOUR SUBSIDIARY AND YOUR CESSATION OF THESE ACTIVITIES COMPLIES WITH THE GUIDANCE SET FORTH IN SFAS NO. 144, FOR PURPOSES OF U.S. GAAP.

         Response: Since its inception in 1999, the Company has operated in one business, which was the exploration and development of petroleum and natural gas prospects in the United States. The Company's business plan contemplated that it would identify petroleum and natural gas prospects and enter into agreements with joint venture partners to share in the costs of exploration and development. Over the course of fiscal 2000 to fiscal 2003, the Company drilled eight exploration wells in California. Ultimately none of the wells were economic and the wells were plugged and abandoned as dry holes. These activities constituted the majority of the Company's petroleum and gas exploration activities. In December 2002, the Company acquired a minor interest in producing oil and gas leases in Texas (the "West Ranch Field"). Although the West Ranch Field provided the Company with positive operating cash flow, it was not significant and, in March 2004, a decision was made to sell the Company's interest in the West Ranch Field for $89,814, which was the net carrying cost at the time of disposition, to a party at arm's-length to the Company. At the time of disposition, the West Ranch Field represented the Company's sole asset.

                                                                         ...../2

Mr. David R. Humphrey
April 25, 2005
Page 2


         The Company  believes that SFAS No. 144 is  harmonious  with CICA 3475.
         Accordingly the Company's Canadian GAAP treatment conforms with US GAAP. The Company does not believe the discontinued operations guidance in CICA 3475 and SFAS No. 144 applies as the Company had only one operating segment.

2. WE FURTHER NOTE THAT YOU RECORDED A GAIN OF CDN $204,770 ON THE MAY 31, 2004 DISPOSAL OF YOUR WHOLLY-OWNED SUBSIDIARY, CALIFORNIA EXPLORATION, INC.("CALEX"). FOR U.S. GAAP PURPOSES, IT IS UNCLEAR HOW A GAIN WAS RECORDED FOR LIABILITIES OF CALEX. SUPPLEMENTALLY AND IN DETAIL EXPLAIN HOW YOU DISPOSED OF THE ASSETS AND LIABILITIES OF CALEX. QUANTIFY AND DESCRIBE THE ASSETS AND LIABILITIES AT THE DISPOSAL DATE. WE NOTE YOU DISCLOSE IN MD&A THAT CALEX WAS ABANDONED, WHEREAS ITEM 4 "ORGANIZATIONAL STRUCTURE", INDICATES YOU WROTE-OFF YOUR INVESTMENT IN CALEX. PLEASE CLARIFY THE MANNER OF DISPOSITION.

         Response: All of the petroleum and natural gas activities had been conducted through the Company's wholly-owned subsidiary, California Exploration Inc. ("CalEx"). With the impairments of the California wells and the sale of the West Ranch Field, CalEx had no assets remaining and had approximately $205,000 of accounts payable on account of unpaid drilling expenditures. Effective May 31, 2004, the Company abandoned CalEx, resulting in a gain of $204,770 as the Company was not obligated to honour the accounts payable of CalEx. At the time of abandonment CalEx had no assets and a liability of CDN $204,770 to unrelated parties. The costs relating to the accounts payable have been previously capitalized and then charged to earnings in prior periods, therefore the gain is just offsetting the previously recognized loss.

         In summary, the only asset which was actually disposed of by the Company was its interest in the West Ranch Field. The Company believes that the current disclosure adequately describes the events which took place and believes that no further clarification is required.

LIQUIDITY AND CAPITAL RESOURCES, PAGE 23

3. WE NOTE YOUR DISCLOSURE THAT YOU HELD MARKETABLE SECURITIES AT MAY 31, 2004. IN FUTURE FILINGS, EXPAND NOTE 11(A)(I) OF THE U.S. GAAP RECONCILIATION AUDITED FOOTNOTE, TO DISCLOSE THE "OTHER ASSETS" AS SHOWN ON THE BALANCE SHEET REPRESENTS YOUR MARKETABLE SECURITIES.

         Response: Noted. In future filings the Company will expand the US GAAP reconciliation note in the future to disclose that "Other Assets" as shown on the balance sheet represents the Company's marketable securities.

OTHER

In connection with responding to the staff comments, the Company acknowledges that:

         - the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

         - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

                                                                         ...../3

Mr. David R. Humphrey
April 25, 2005
Page 3



         - the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned should you have any questions or require additional information.

Yours very truly,

BARADERO RESOURCES LIMITED


Per:     /s/ Nick DeMare

         Nick DeMare
         President

ND:blm



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